FAIRFAX News Release
Stock Symbol:  FFH (TSX and NYSE)

TORONTO, January 2, 2008

FAIRFAX DECLARES ANNUAL DIVIDEND

Fairfax Financial Holdings Limited (TSX and NYSE: FFH) announces that it has declared a dividend of US$5.00 per share on its outstanding multiple voting and subordinate voting shares, payable on February 11, 2008 to shareholders of record on January 14, 2008.  Applicable Canadian withholding tax will be applied to dividends payable to non-residents of Canada.

The amount of this dividend was determined taking into account the current operating results of Fairfax and its insurance and reinsurance companies and the cash position at the Fairfax holding company, and is consequently not necessarily indicative of the amount of any annual dividends which may be paid in the future.

Fairfax Financial Holdings Limited is a financial services holding company which, through its subsidiaries, is engaged in property and casualty insurance and reinsurance and investment management.

For further information contact:   Greg Taylor, Chief Financial Officer, at (416) 367-4941

        FAIRFAX FINANCIAL HOLDINGS LIMITED

95 Wellington Street West, Suite 800, Toronto Ontario M5J 2N7 Telephone 416/367 4941 Telecopier 367 4946